Exhibit 99.80

VERSES

Volvo Joins VERSES Genius™ Beta Program

Collaboration Centered on Assisted and Autonomous Driving Safety

VANCOUVER, British Columbia, Dec. 21, 2023 -- VERSES AI Inc. (CBOE: VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in next-generation intelligent software systems, announced that the Volvo Car Group has joined VERSES Genius™ Beta Program.

The collaboration will entail Volvo testing Genius in applications related to advanced driver assistance and autonomous driving. The goal is to create more intelligent decision-making systems and a safer environment for all drivers on the road. The Company believes this strategic move underscores Volvo's proactive approach to testing and implementing innovative solutions with high impact potential on human and autonomous driving safety.

“We are extremely pleased to have Volvo join our Genius Beta Program. We believe expanding our relationship to address the challenges related to assisted and autonomous driving safety will have the potential to demonstrate how the standards-based approach and cognitive computing capabilities built into Genius emphasize its relevance to worldwide companies like Volvo and society’s need for safer solutions. Creating a safer world reflects the shared objectives of both companies. We very much appreciate that this is a core attribute of Volvo’s business model, reputation and culture that we also embrace,” said Gabriel René, founder and CEO of VERSES.

Volvo has been engaged in developing spatial intelligence solutions and the joining Geniu Beta Program aligns with Volvo's dedication to creating technologies that contribute to safer roads. The Company believes that Volvo reinforces its competitive position in automotive safety by actively engaging with solutions such as Genius and sets the stage for the future of intelligent and secure mobility.

About VERSES
VERSES is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

About Volvo Car Group
Volvo Cars was founded in 1927. Today, it is one of the most well-known and respected car brands in the world with sales to customers in more than 100 countries. Volvo Cars is listed on the Nasdaq Stockholm exchange, where it is traded under the ticker "VOLCAR B".

"For life. To give people the freedom to move in a personal, sustainable and safe way." This purpose is reflected in Volvo Cars' ambition to become a fully electric car maker by 2030 and in its commitment to an ongoing reduction of its carbon footprint, with the ambition to be a climate-neutral company by 2040.

As of December 2022, Volvo Cars employed approximately 43,200 full-time employees. Volvo Cars' head office, product development, marketing and administration functions are mainly located in Gothenburg, Sweden. Volvo Cars' production plants are located in Gothenburg, Ghent (Belgium), South Carolina (US), Chengdu, Daqing and Taizhou (China). The company also has R&D and design centers in Gothenburg and Shanghai (China).

On behalf of the Company
Eric Holder, Director of Communications, VERSES AI Inc. eric.holder@verses.ai

Investor Relations Inquiries
U.S. Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us
Canada Leo Karabelas, President, Focus Communications, info@fcir.ca